1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

May 19, 2023

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust. (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,613

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,613 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Lithium Miners and Producers ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Company on March 2, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:     Please include the completed fee table and cost example with your response letter filed at least 1 week before effectiveness

Response:     As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2:     It is unclear how investments in the component securities of the Underlying Index will be investments in the particular industry suggested by your name. Please tell us how the component selection criteria used by the Index Provider constitute a reasonable definition of the securities that compose the lithium miners and producers industry. In this regard, we note that Tier 2 securities include “companies with at least 25% but less than 50% combined revenues derived from RBICS Level 6 subindustries of Lithium Ore Mining and Lithium Compounds Manufacturing from highest to lowest revenue exposure.” Also, explain to the staff whether the ETF could meet a 50% assets or revenues test for the terms lithium miners and producers.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

May 19, 2023

Response:     The Fund seeks to track the investment results of the STOXX Global Lithium Miners and Producers Index, which “captures the performance of equity securities of companies involved in lithium ore mining and/or lithium compounds manufacturing.” The Fund complies with the Names Rule by investing at least 80% of its assets in the securities of the Underlying Index, which are selected as described in the Prospectus and SAI for their exposure to the equity securities of companies involved in lithium ore mining and/or lithium compounds manufacturing. The SEC adopted the Names Rule to prohibit funds from using materially deceptive or misleading names. For example, while the Names Rule requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name or in a particular industry or group of industries suggested by its name, the Names Rule does not specify the specific manner for assessing a type of investment or industry. Therefore, absent such a requirement, the use of a reasonable method (as described in the adopting release for the Names Rule), such as that employed by the Index Provider and described in the Fund’s registration statement, to assess the exposure to the lithium ore mining and lithium compounds manufacturing industries is permissible under the Names Rule.1 Nevertheless, consistent with the Fund’s name, the Trust confirms that over 80% of the Underlying Index currently consists of equity securities of companies categorized as RBICS Lithium Ore Mining companies and companies with lithium production revenues of 50% or greater.

Comment 3:     Please see ADI 2019-08 – Improving Principal Risks Disclosure. In particular, ensure that

-	Risks are presented by importance;
-	Risks are tailored to the fund, and
-	If applicable, disclosure states the fund is not appropriate for certain investors.

Response:    The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

1 “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), 66 Fed. Reg. 8509, 8514 n.43 (Feb. 1, 2001).

Securities and Exchange Commission

May 19, 2023

Comment 4:     On page 59 of the SAI, in the section entitled “Acceptance of Orders for Creation Units,” please delete the following disclosure: “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv).

Response:     The Trust respectfully submits that this disclosure has been discussed previously with the Staff and is consistent with prior comments received from David Orlic. We note that the current language reflects amendments from prior language that the Staff objected to and reflects additional conversations with the Staff in August 2022. (Please see the Trust’s letter filed with the Commission on August 26, 2022 in connection with PEA 2,549).

*        *         *        *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Michael Gung

George Rafal

Toree Ho

John Rupp